Exhibit 99.1

OF FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Company

Absolute Software Corporation (“Absolute” or the “Company”)

1055 Dunsmuir Street, Suite 1400

Vancouver, BC

V7X 1K8

ITEM 2:	Date of Material Change

July 27, 2023.

ITEM 3:	News Release

Absolute issued a news release on July 27, 2023 that was disseminated via Business Wire and filed on SEDAR and EDGAR.

ITEM 4:	Summary of Material Change

On July 27, 2023, the Company completed the previously announced plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”) with 1414364 B.C. LTD. (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding common shares of the Company (the “Common Shares”) for US$11.50 in cash per Common Share.

ITEM 5:	Full Description of Material Change

Item 5.1	Full Description of Material Change

On July 27, 2023, the Company completed the Arrangement with the Purchaser pursuant to which the Purchaser acquired all of the issued and outstanding Common Shares for US$11.50 in cash per Common Share, pursuant to the terms of the arrangement agreement dated May 10, 2023 between the Company and the Purchaser.

The Common Shares will be de-listed from the Nasdaq Global Select Market on or about August 6, 2023 and from the Toronto Stock Exchange on or about August 1, 2023. The Company will apply to cease to be a reporting issuer under Canadian securities laws. The Company will also deregister the Common Shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Arrangement are set out in the management proxy circular dated May 26, 2023, which is available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

The name and business telephone number of an executive officer of Absolute who is knowledgeable about the material change and this material change report is:

Christy Wyatt

President and Chief Executive Officer

669-721-0086

ITEM 9:	Date of Report

July 27, 2023